

Mail Stop 3030

March 2, 2017

Via E-mail
Dane Medley
Chief Executive Officer
Imaging3, Inc.
3022 West North Hollywood Way
Burbank, California 91505

> **Re: Imaging3, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed April 25, 2016**
> **File No. 000-50099**

Dear Mr. Medley:

We have reviewed your February 10, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business

Patent, page 5

1.   We note your response to prior comment 2. Based on a search of assignments on your patent available at uspto.gov, it appears that there are two statutory liens filed on your patent that may be active. Please revise your disclosure in applicable future filings, or advise.

Dane Medley
Imaging3, Inc.
March 2, 2017
Page 2

Item 8. Financial Statements and Supplementary Data

Note 11. Commitments and Contingencies

Litigation, page 36

2.   We note that your proposed disclosures in response to comments 5 and 6 appear to be
        sections of legal documents that are highly technical, very detailed, and not in plain
        English. Please note that the comments asked you to summarize the relevant and
        pertinent information related to these actions for your investors. Please further revise the
        section to provide the requested information in a manner that is clear, concise, and easily
        understood.

3.   In addition, to the extent our comments on the annual financial statements are applicable
        to your quarterly periods please make the corresponding changes in your future Forms
        10-Q, including the planned amendments.

        You may contact Li Xiao at (202) 551-4391, or Kate Tillan, Assistant Chief Accountant,
at (202) 551-3604 if you have questions regarding comments on the financial statements and
related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special
Counsel, at (202) 551-3641 with any other questions.

                                              Sincerely,

                                              /s/ Kate Tillan for

                                              Martin James
                                              Senior Assistant Chief Accountant
                                              Office of Electronics and Machinery